Exhibit 99.1

 Corporate Presentation  October 2022  IperionX Limited  ABN 84 618 935 372

 2  Disclaimer  Forward Looking Statements  Information included in these materials constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.  Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, political and social risks, changes to the regulatory framework within which the company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation, as well as other uncertainties and risks set out in filings made by the Company from time to time with the Australian Securities Exchange and the U.S. Securities and Exchange Commission (“SEC”).  Forward looking statements are based on the Company’s and its management’s assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.  There may be other factors that could cause actual results, performance, achievements or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Except as required by applicable law or stock exchange listing rules, the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.  Cautionary Statements and Important Information  This presentation has been prepared by the Company as a summary only and does not contain all information about assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to securities. Any investment in the Company should be considered speculative and there is no guarantee that they will make a return on capital invested, that dividends would be paid, or that there will be an increase in the value of the investment in the future.  The Company does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the  securities issued by the Company are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position.  Competent Persons Statements  The information in this document that relates to Exploration Results, Mineral Resources, Production Targets, Process Design, Mine Design, Cost Estimates, and Financial Analysis is extracted from IperionX’s ASX Announcement dated June 30, 2022 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.IperionX.com.  The Company confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning the Production Target, and related forecast financial information derived from the Production Target included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.

 1  Scaling HAMR Technology  Lowering the cost of titanium to create its “Bessemer Moment”  2  Sustainable Feedstock Integration  Integrating HAMR technology with sustainable U.S. sourced feedstocks, including from the Titan Project  3  Sustainable Development  Practices  Employing sustainable development practices, including renewable power and additive manufacturing  3  IperionX’s mission is to develop a sustainable, low-cost U.S. titanium supply chain via a three-pronged approach

 4  Why are we focused on re-shoring a low cost, U.S. titanium supply chain?  Reduced carbon emissions in transportation sector  Long lasting products  Highest strength-to-weight metal  Lightweight metal – 45% lighter than steel  Superior corrosion resistance  Titanium has superior properties, enabling  superior products…  Improved energy efficiency of products  ..but titanium has one major drawback that has limited its widespread use  Very high cost of producing titanium metal and processing into products

 Source: World Steel Association, American Iron and Steel Institute, American Iron and Steel Association, USGS, International Aluminum Institute  5  Historical metal technology breakthroughs have enabled mass production and deployment in steel and aluminum  Steel  The Bessemer Converter  Invented in 1856  Aluminum  The Hall-Heroult Process  Invented in 1886  $0  $50  $100  $150     $200  12.0  10.0  8.0  6.0  4.0  2.0  0.0  1867 1870 1873 1876 1879 1882 1885 1888 1891 1894 1897 1900  Steel Rails Cost - US$ / t  Production - Mt  U.S. Steel Production (LHS) U.S. Steel Cost (RHS)  $0.0  $1.5  $3.0  $4.5  $6.0  $7.5  0  25  50  75  100  1886 1890 1894 1898 1902 1906 1910 1914 1918 1922 1926 1930  Cost - US$ / lb  Production - kt  U.S. Al Production (LHS)  U.S. Al Cost (RHS)

 Titanium  Hydrogen Assisted Magnesiothermic Reduction (HAMR)1 Process  Dr. Fang’s HAMR Process – 2016:  Introducing hydrogen into the Titanium-Oxygen solid solution destabilizes Ti-O bonds, allowing for the low-cost production of titanium  Willy Shih, renowned American economist and the Robert and Jane Cizik Professor of Management Practice in Business Administration at Harvard Business School, recently covered our technology in an article for Forbes2 (link)  1. Dr Fang’s history: https://powder.metallurgy.utah.edu/research/hamr.php  6  2. https://www.forbes.com/sites/willyshih/2022/07/10/manufacturing-process-innovations-a-bessemer-moment-for-titanium/  Our Technology can create the “Bessemer Moment” for titanium,  potentially enabling its mass production and deployment

 7  Our technology potentially allows titanium to be a more sustainable alternative to stainless steel and aluminum  Low-to-Net-Zero Carbon Emissions Metal Production1  Ideal Metal Feedstock for Additive Manufacturing  100% Recycled Product  1. Source: ARPA-E METALS Program estimates, Feng Gao et al (Journal of Cleaner Production), IperionX Estimates for HAMR. HAMR emissions target assumes renewable power sourced for IPX Facility, and 100% scrap feedstock for HAMR spherical powder. Figures shown are target metrics at projected 10,000tpa capacity.  0  20  40  60  80  Stainless Steel  Aluminum  Kroll Sponge  Kroll Powder via HAMR Powder Gas Atomization  CO2 Emissions (kg CO2 / kg metal)  >130kg CO2  Potential 95%+  Reduction

# Mass deployment of our technology can potentially disrupt existing stainless steel and aluminum markets


~$4bn*
~$228bn*
~$251bn*

**Titanium Market**
2019 Ingot Production ~283kt
2019 Av. Price ~$15,100/t

**Aluminum Market**
2021 Production ~67Mt
Q1-2022 Price ~$3,400/t

**Stainless Steel Market**
2021 Production ~56Mt
Q1-2022 Price ~$4,450/t

* Estimated Global Market Summary in USD
Sources: Roskill, International Stainless Steel Forum, Jefferies Equity Research, LME, Metal Miner. Pricing as of Q1-2022.

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# While also potentially re-shoring titanium in the U.S., addressing a major national security risk

## Current Titanium Defense Applications

**U.S. Airforce**



F-35 Lighting

**U.S. Army**



M777 Howitzer

**U.S. Navy**



SSN774 Virginia Class



V-22 Osprey



M1 Abrams



LPD17 San Antonio Class

## ~72% of Global Titanium Sponge Capacity is in China & Russia


**Titanium sponge capacity**
*tons per annum*
10,000
5,000
500

Source: US Geological Survey. Locations shown are approximate.

The U.S. closed its last sponge plant in 2020, owned by TIMET in Nevada, and is now 100% reliant on imports

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 10  We are producing at small scale today, and we are working with customers to prototype titanium parts  Pilot Powder Production – Salt Lake City, UT  Printed Prototype Parts  Department of Energy’s ARPA-E METALS program funded pilot  scale build-out

 1. See ASX announcement dated August 30th 2022 for details.  11  First commercial partnership agreement signed with Officine Panerai, a luxury consumer goods company  Commercial partnership agreement to produce luxury, sustainable, watch cases for Panerai using IperionX’s titanium and advanced additive manufacturing methods1  Panerai is a division of Compagnie Financière Richemont SA  (“Richemont”, SWX: CFR), a US$60 billion luxury goods organization  The watch cases are made with low carbon, fully circular and closed loop materials in pursuit of higher sustainability standards  IperionX titanium provides a potential solution to this emerging need in a  >$200 billion global market

 12  We are preparing for scale-up with our Titanium Demonstration Facility (“TDF”)

 13  The TDF is a potential step towards scaling our high value metal powders business to cashflow, using titanium scrap as feedstock  Titanium Spherical Powder  <0.2% oxygen by weight  Spray-dry & Sinter  Electricity and reagents  (no carbon inputs)  HAMR  Deoxygenation Electricity, H2, & Mg (no carbon inputs)  Additive Manufacturing Electricity & Argon  Final Parts  Titanium Metal Scrap  In-spec and out-of-spec (high oxygen content) titanium scrap  Titanium Demonstration Facility

 14  Longer term, we aim to backward integrate with our own sustainable source of titanium minerals from the Titan Project  Titanium Spherical Powder  Final Parts  Titanium Metal Scrap  Titanium Minerals  Extraction & Processing  Reduction  Additive Manufacturing  HAMR  Deoxygenation  Spray-dry &  Sinter  Titan Project  Integration of mineral feedstock, from the largest JORC-compliant titanium mineral resource in the U.S.  Titanium Demonstration Facility

N
Paris
USA
Titan project
Tennessee
Camden
New
Johnsonville
Huntingdon
79
641
70
40
Titan project
Resource outline
Chemours New Johnsonville Pigment Plant
Class I rail
Highways
Silica sand mine
McNairy Sands
20 km
IPERIONX

# Based on the results of our Scoping Study, the Titan Project is a potential multi-decade source of U.S. titanium, with significant rare earth co-product

- The largest JORC and SK-1300 compliant resource of titanium and monazite/xenotime rare earth minerals in North America
- Projected 25-year initial operational life covers only a small portion of existing landholdings
- Potential for additional resource discovery and conversion within land controlled by IperionX
- Initial scoping study (technoeconomic assessment) outlined a ~$700 million NPV[1] with potential for $117 million per annum EBITDA[1]
- Titan potentially provides for not only the critical titanium mineral needs of North America but could potentially provide for a large portion of the heavy and light rare earth mineral needs

1. June 2022 Scoping Study projections are based on Q1-2022 price projections and cost estimates in U.S. Dollars. Evaluation was carried out on a 100% equity basis using an 8% discount rate. For further information, see Scoping Study press release dated June 30, 2022.

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 16  Targeting low carbon impact extraction with active reclamation  Focusing on renewable power sources (as processing requires mainly electrical  power) to limit carbon intensity  Reclaiming voids actively during extraction results in only temporary disturbance in any one area at a time  Research into improved rehabilitation programs to return land to a better post-operations state  Native warm season grasses experimental plots for improved rehabilitation  Experimental plots investigating carbon sequestration opportunities during rehabilitation  We are focused on sustainable extraction, processing, reclamation, and rehabilitation of these minerals

# Targeting simple and conventional extraction and processing to produce multiple high-value product streams including rare earths



90%+ of the sand extracted is returned to void for reclamation
McNairy Sand Ore
Sustainable Mineral Extraction
Wet Concentration Plant
Rare Earth Rich Mineral Concentrate
Rare Earth Flotation Plant
Rare Earth Minerals Monazite / Xenotime
Energy Fuels (NYSE: UUUU) Partnership[1]
Separated Rare Earth Oxides
Ti & Zr rich Mineral Concentrate
Dry Separation Plant
Rutile 93%+ $TiO_2$
Ilmenite 60%+ $TiO_2$
Synthetic Rutile Process
Synthetic Rutile 85-90%+ $TiO_2$
Premium Zircon 66%+ $ZrO_2$+$HfO_2$
Zircon Con. 33%+ $ZrO_2$+$HfO_2$

- No drilling, no blasting and no harmful chemicals
- Gravity concentration of heavy valuable minerals from sand
- Rare earth recovery via benign flotation process, titanium & zircon via dry separation plant (electromagnetic/static)

1. See ASX announcements dated April 22nd, 2021, and update announcement dated March 8th, 2022 for details.

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# Potential to be a major U.S. source of rare earths, including a significant endowment of heavy rare earths

**Over its initial 25-year mine life, the Titan Project is projected to produce enough contained rare earth oxides to support**

**~24,000,000**

**Electric Vehicles[1]**


66 Dy Dysprosium 162.50
60 Nd Neodymium 144.24
65 Tb Terbium 158.93
59 Pr Praseodymium 140.91

**Metal Prices[2]**
*US$/kg*


Steel 1
Aluminum 2
Stainless Steel (301) 6
Copper 8
Titanium Sponge 12
Titanium Ingot 14
Nickel 52
Cobalt 52
Light Rare Earths
Pr Praseodymium 91
Nd Neodymium 91
Titanium Powder 217
Silver 595
Heavy Rare Earths
Dy Dysprosium 313
Tb Terbium 1,837

1. Source: Adamas Intelligence, Titan Project Scoping Study. Estimates are based on the in-situ Titanium metal and Neodymium metal contained in of the Titan Project's cumulative total mineral concentrate production over 25 years of projected mine life, as outlined in the Titan Project Scoping Study. Assumes 1.3kg of NdFeB magnet per electric vehicle and 31wt% Nd content per kg NdFeB magnet.
2. Source: Roskill, LME, Metal.com, AgMetalMiner, Kitco Metals. Data as of September 2022.

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19  First-class leadership team with a breadth and depth of experience across sectors  Anastasios Arima  Founder & Chief Executive Officer  Founder of multiple $1+ billion listed start-ups, most recently Piedmont Lithium (NASDAQ: PLL)  Executive Leadership Team  Independent Board Members  Todd Hannigan  Executive Chairman  Highly respected & renowned Australian metals industry investor, previously CEO of $3+ billion IPO  Toby Symonds  Chief Strategy Officer  25+ years U.S. finance industry veteran, previously founder of 2 hedge funds and ex-SAC, MS & JPM  Jeanne McMullin  Chief Legal Officer  25+ years U.S. corporate legal industry veteran, previously CLO of start-up PE firm with $50 billion AUM  Scott Sparks  Chief Operating Officer  30+ years U.S. EPCM veteran, previously head of  operations DRA and manager of 1,000+ person teams  Dominic Allen  Chief Commercial Officer  17+ years finance industry professional, previously  corporate development at Rio Tinto  Lorraine Martin  Independent Director  President & CEO of the National Safety Council, ex-EVP Lockheed Martin  Beverly Wise  Independent Director  Board member Héroux-Devtek, ex- Boeing, President of Shared Services  Melissa Waller  Independent Director  President of AIF Institute, ex-Deputy Treasurer for State of North Carolina  Vaughn Taylor  Independent Director  Start-up company investor & board member, ex-CIO AMB Capital

   Development of Titan Project to construction ready    Definition of largest titanium mineral resource in U.S.    Scoping study defining highly economic, low-cost operation    Feasibility level engineering studies    State permits    Scale-up of Titanium Metal Powder Production    Secure breakthrough technology I.P. portfolio    Scale up of titanium pilot plant production    Complete site selection and engineering work for the TDF    Construction & commissioning of the TDF    Secure strategic partners for our Titanium Metal operations    Test powders and/or prototype parts with prospective customers    Panerai partnership to produce sustainable luxury consumer goods    Further customers in various industries including automotive and consumer electronics companies  Target milestones to drive value in the next 12 months  Capital Structure (NASDAQ / ASX Ticker Symbol: IPX)  Shares Outstanding (ADR equivalent)1  16.9 million  Debt  Nil  Cash (Sept. 30, approx.)  ~US$ 15 million  Fidelity Mutual Funds (FMR) Boston  ~10%  Fidelity International (FIL)  ~7%  B. Riley Financial  ~5%  U.S. Retail (% ownership held as ADRs)  ~7%  Insider and Associate Ownership  ~30%  U.S. ADR Price & Volume Performance  1. IperionX has 168.7 million ordinary shares outstanding, equivalent to 16.9 million ADRs at a 10:1 ratio.  ADR Price (US$)  10     7.5     5   2.5     0  100  50  0  Jun-22  Jul-22  Aug-22  Sep-22  Volume  (000’s)